

June 14, 2013

Via Email
Broady R. Hodder
Senior Vice President and General Counsel
Clearwire Corporation
1475 120th Avenue Northeast,
Bellevue, WA 98005

> **Re: Clearwire Corporation**
> **Amendment No. 8 to Schedule 13E-3**
> **Filed by Clearwire Corporation on June 13, 2013**
> **File No. 005-84306**
>
> **Additional Definitive Proxy Soliciting Materials**
> **Filed by Clearwire Corporation on June 13, 2013**
> **File No. 001-34196**

Dear Mr. Hodder:

We have reviewed your filings and have the following comment. Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Additional Definitive Proxy Soliciting Materials

Summary Term Sheet, page S-7

1. We note disclosure that the special committee and the board of directors have not changed their determinations as to the fairness of the merger consideration offered by Sprint. Please disclose how these bodies concluded that these determinations did not need to be changed.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via Email
Joshua N. Korff, Esq.
Kirkland & Ellis LLP